Exhibit 99.14

ZenaTech to Showcase Drone as a Service Growth and ZenaDrone Defense Solutions at Series of U.S. and Global Investor and Defense Events

Company to engage institutional investors, family offices, and military and public safety decision-makers across six events over the next three months

Vancouver, British Columbia (July 02, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its leadership and business development teams will participate in a series of investor events and global defense tradeshows and conferences over the next three months. ZenaTech will meet  with institutional investors, family offices, and high-net-worth retail investors highlighting its investor story, while its U.S.-based subsidiary ZenaDrone will build awareness and potential customer relationships among global defense, government, and public safety buyers, with an eye toward future pilot programs and procurement contracts. Across these events, the Company’s AI-powered drone solutions addressing evolving global security and defense challenges will be highlighted, including ISR (Intelligence, Surveillance and Reconnaissance) systems, a medium-sized heavy-lift cargo drone, drone-based indoor security and inventory management, and advancements in counter-UAS defense systems, interceptor drones, and underwater drones.

Global Technology Virtual Investor Conference

A virtual investor conference hosted by Virtual Investor Conferences, part of OTC Markets Group, connecting public companies in the technology sector with retail and institutional investors through live presentations and Q&A. ZenaTech will present to attendees and conduct  one-on-one meetings to discuss its Drone as a Service growth and defense drone initiatives.

Date: July 9, 2026 Location: Virtual

Airborne Public Safety Association, APSCON Unmanned 2026

Hosted by the Airborne Public Safety Association, APSCON Unmanned is the leading conference and exhibition for public safety agencies evaluating unmanned aircraft systems, running alongside the broader APSCON manned-aviation event with a shared exhibit hall. ZenaTech’s ZenaDrone subsidiary will have an exhibit booth on the show floor and showcase its drone solutions that can be used for public safety and first-responder applications.

Date: July 15–17, 2026 Location: Fort Lauderdale, Florida

Qualified Capital Investments Tech Movers Event

An invitation-only networking cocktail event in Miami's Wynwood district connecting emerging growth technology companies with active investors in a relaxed, informal setting. ZenaTech is one of three companies that will present to this audience highlighting its Drone as a Service business and revenue growth, and defense drone strategy.

Date: July 15, 2026 Location: Wynwood, Miami, USA

Opal Group Family Office & Private Wealth Legacy Summit

An Opal Group summit bringing together family offices, private wealth managers, and high-net-worth investors to discuss investment strategy, wealth preservation, and emerging opportunities across asset classes. ZenaTech will introduce its company growth story to an institutional and private wealth audience.

Date: August 25–26, 2026 Location: Watermill, New York, USA

MSPO 2026 – International Defence Industry Exhibition

Held in Kielce, Poland and officially supported by the Polish Ministry of National Defense, MSPO is one of Europe's leading defense industry exhibitions, drawing NATO delegations, military leadership, and global defense manufacturers. ZenaTech’s ZenaDrone will exhibit its AI drones and highlight its defense solution capabilities including ISR (inspection, surveiliance and reconnaissance), heavy-lift cargo, indoor inventory management, and its counter-UAS solutions currently under development.

Date: September 8–11, 2026 Location: Kielce, Poland

H.C. Wainwright 28th Annual Global Investment Conference

One of H.C. Wainwright's flagship investor events, bringing together institutional investors and public company management teams across multiple sectors for presentations and one-on-one meetings in New York. ZenaTech will present a  company overview including Drone as a Service and defense drone growth strategy to institutional investors.

Date: September 14–16, 2026 Location: New York, USA

To attend a presentation, schedule a meeting, or request additional information, please contact ZenaTech at investors@zenatech.com or the event organizers.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua, for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery
ZenaTech
312-241-1415
investors@zenatech.com

Investors:
Michael Mason
CORE IR
investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.